Filed by JDA Software Group, Inc. (Commission File No. 0-27876)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: QRS Corporation
(Commission File No. 0-21958)

Communications with Employees on June 17, 2004

For more information regarding today’s press release announcing that JDA Software Group and QRS Corporation have signed a definitive agreement for JDA to acquire QRS, please see the document below, “JDA QRS Final FAQ 17 June 2004.” The JDA and QRS executive leadership teams have jointly approved this document.

Maureen N. Tuskai
Senior Director, Corporate Communications
JDA Software Group
14400 North 87th Street
Scottsdale, AZ 85260
480-308-3233
m.tuskai@jda.com
jda.com

Answers to Employee Frequently Asked Questions
JDA Software to Acquire QRS

Introduction

Hamish Brewer, CEO and president of JDA Software Group, and Liz Fetter, CEO of QRS, are pleased to announce today that JDA and QRS have signed a definitive agreement for JDA to acquire QRS. By merging the two companies, JDA will significantly enhance its position in the global field of demand chain solutions providers. The combined company will be uniquely positioned to deliver data rich software, best practice processes, trading community enablement and expert consultants. The combined company will have revenues in excess of $340 million and more than 14,000* retail and manufacturing customers.

Upon the completion of this acquisition, JDA will enter a new era for our company and our customers. By fully integrating QRS, a market leading data and electronic commerce provider, with the market leading JDA Portfolio® software offerings, JDA will create a new, seamless and powerful business model that opens up a world of exciting opportunities for all of our customers. In the future, JDA customers will be able to enhance the power of their JDA software through data rich enablement and deliver substantially improved returns to their businesses.

Both executive leadership teams are committed to communicating as much appropriate information as possible about JDA’s pending acquisition of QRS. With this question and answer document, we have jointly responded to the most common employee questions of any pending acquisition. Our shared goal is for JDA and QRS employees to gain a clear and consistent understanding of why this planned acquisition is a positive development for them as well as our valued customers and shareholders.

This document provides information on the following topics:

After you have read this document, please note the additional language that we have added at the end regarding forward-looking statements and additional information that will be available in the future regarding the merger.

SECTION 1: Vision/Business Model

What does this acquisition mean to JDA’s and QRS’ combined customers and future prospects?

•	With JDA’s acquisition of QRS, its largest and tenth acquisition to date, JDA will pursue emerging supply chain opportunities for more than 14,000* combined customers in all worldwide sectors of retail and manufacturing. With its distinctly new business model, JDA will build upon the collective JDA Portfolio® and QRS product lines to enable its shared customers to achieve a new level of operational excellence.

•	With the combination of JDA and QRS, a new breed of software application will be made available over time to our shared customers. QRS’ retail intelligence services can provide market insights to the combined customers’ pricing, competitive activities, and unique in-store consumer experiences. We will seamlessly combine all this information needed to drive decisions along with the sophisticated software that enables those decisions and calling this phenomenon ‘Data Rich.’ We plan to establish this capability as a defining and differentiating characteristic of the PortfolioEnabled™ solutions over the coming months and years.

•	With advancements in RFID and other collaborative initiatives, the industry is heeding the call for increased efficiency and accuracy in the exchange and update of new item information. While QRS is the de facto standard for data synchronization in the U.S. general merchandise and apparel (GMA) industry, JDA sees a huge growth opportunity in other world regions and market segments, in particular food and consumer packaged goods.

•	Today’s competitive environment requires interoperability and compliance with shared global standards. JDA’s global resources and extensive client relationships will position the combined company to be the preferred solutions provider for several untapped markets in retail and manufacturing. JDA will seek out these new markets for QRS’ leading electronic product catalogue that features over 100 million unique items, which enables marketers, manufacturers, suppliers and retailers to achieve 100 percent compliance synchronizing the latest product information and automating collaborative processes.

How will this acquisition benefit QRS’ shareholders, customers and employees?

JDA has established a clear market leadership providing innovative technology solutions to almost all sectors of the retail market worldwide. With JDA’s proven track record of successful acquisitions, large and established client base, global reach and commitment to operating profitability, JDA is the right company to help QRS achieve the corporate objectives that it has outlined over the past two and a half years.

During the same time period, JDA has committed significant resources to expanding its collaborative solutions business, and we believe JDA’s vision is closely aligned with QRS’ collaboration solutions roadmap. This acquisition will give QRS shareholders, customers and associates a stake in a powerful company that can lead the industry and more quickly deliver solutions that address global data synchronization and other critical supply chain opportunities.

SECTION 2: Terms of the Transaction

What are the terms of the transaction?

•	Under the agreement, QRS will be merged with a wholly-owned subsidiary of JDA.

•	QRS stockholders will own approximately 20 percent of the outstanding capital stock of the combined company. Based on the latest closing price of JDA stock, the transaction is valued at approximately $100 million and is expected to be accretive to JDA’s FY 2005 earnings.

•	All directors and executive officers of the two companies have signed an agreement to vote in favor of the transaction, which is expected to be tax-free to QRS stockholders.

•	Completion of the merger, which is expected to close in the third or fourth quarter of 2004, is subject to the approval of JDA and QRS stockholders, expiration or termination of the applicable Hart-Scott-Rodino waiting periods and other regulatory and customary conditions.

•	Citigroup Global Markets Inc. is acting as financial advisor to JDA, and Wachovia Securities is acting as financial advisor to QRS with regard to the transaction.

What happens to QRS employees granted QRS stock options?

JDA will not assume any stock options to purchase shares of QRS’ common stock under the QRS’ stock option plans. Accordingly, under the terms of each QRS stock option plan, all outstanding QRS stock options will accelerate and vest at the closing and become fully exercisable for shares of QRS’ common stock. Any QRS stock options that are not exercised at or before the closing shall terminate and cease to be outstanding at closing in accordance with the terms of each stock option plan.

Further specifics about the mechanics and the timing of the exercise of QRS options will be provided to QRS option holders prior to closing.

SECTION 3: Total Compensation Information and Job Status for QRS Employees

Will compensation and benefits change for QRS employees?

It is our expectation that QRS employees’ existing compensation packages will carry forward for some time, with a goal of harmonizing the compensation program across the combined company. JDA’s compensation plan normally includes a base salary, an incentive component and a limited participation equity program. JDA also has a broad-based benefits program.

JDA regularly reviews market conditions and incentive practices to maintain market competitiveness. This practice will continue under the combined organization.

Will all QRS employees retain their jobs?

First, it is “business as usual” at QRS and JDA with everyone handling their daily responsibilities, under normal management practices, until the transaction has received all necessary approvals and is closed. JDA does expect synergies from the combined organization, in particular in the selling, general and administrative infrastructure, and as a result some positions will be eliminated where duplication exists.

SECTION 4: Planned Organizational Structure of Combined Company

Who will be part of the executive leadership team under the combined company?

JDA will welcome these QRS executives to its existing senior management team:

•	James G. Rowley, who currently serves as QRS’ senior vice president, global engineering, support & technology and chief technology officer, will join JDA as senior vice president, operations.

•	Ray Rike, who currently serves as QRS’ senior vice president, worldwide sales and field operations, will join JDA as senior vice president, collaborative solutions.

These executives will join the following JDA executives who currently report directly to Hamish Brewer:

•	Kristen L. Magnuson, executive vice president and chief financial officer

•	Peter Charness, senior vice president, marketing and chief product officer

•	Scott Hines, senior vice president, store systems, and chief technology officer

•	David King, senior vice president, product development

•	Chris Moore, senior vice president, client support services

•	David Tidmarsh, senior vice president, customer success

•	Wayne Usie, senior vice president of the Americas

For more information on JDA’s senior leadership team, please refer to the About JDA section of this document or to www.jda.com.

How will the product direction be determined under the combined company?

JDA plans to establish a Product Strategy Council to steer both organizations’ product sets. JDA has a formal process of determining product direction and content and will be using this process across the combined company’s product sets. The Council will consist of the following:

•	Peter Charness, senior vice president, marketing and chief product officer

•	Scott Hines, senior vice president, store systems, and chief technology officer

•	David King, senior vice president, product development

•	James Rowley, senior vice president, operations

Where will the Corporate Headquarters of the combined company be located?

The combined company’s headquarters will be in Scottsdale, Arizona at JDA’s current world headquarters. JDA will continue to operate the QRS offices in Richmond, California. JDA will review the other geographic locations of both organizations’ branch offices to determine whether combining operations will optimize service to our mutual customers.

Will QRS employees be required to relocate?

JDA will look at the total combined organization, post-closing, to determine where there is a need for centralized operations. JDA does not see the need to centralize the two product development organizations and as such does not anticipate relocation of those teams from the Richmond, California office.

SECTION 5: What is the JDA Corporate Culture?

What is JDA’s Vision and Mission statement?

JDA’s Customer Value Program is designed to place our customers at the focal point of our business and is based on our Vision, Mission and Guiding Principles, which proclaim the purpose and direction of the company.

JDA Vision

We add value as trusted advisers in guiding our customers toward profound results. We add value through our relationships with our customers, our partners and each other.

JDA Mission

•	Partner with our customers enable their success and provide multi-faceted return on investment.
•	Provide a secure future for our associates’, customers’ and shareholders’ investments through profitable growth.
•	Create and foster a working environment that is personally and professionally enriching.

JDA Guiding Principles

•	Integrity
•	Mutual trust
•	Entrepreneurial spirit
•	Leadership
•	Inspiration
•	Diversity
•	Drive
•	Fellowship

What are the Advantages of Being a JDA Employee?

An Exciting Future

JDA is an exciting place to work. Acquisitions such as this one enable us to build on our leadership position in the global market. Because JDA is publicly held, as a part of the combined company you’ll continue to have access to your company’s financial information and investor presentations. With our ever-expanding JDA Portfolio, you’ll have new advancement opportunities in consulting services, support, development, marketing and sales, and client education. You may even want to consider employment assignments in one of our global offices.

The Business Management Institute: Helping You Succeed

To develop, implement, support and market the world’s best software, takes the world’s best associates. That’s why JDA established the Business Management Institute (BMI). In addition to educating our clients and business partners, BMI can help you gain the necessary skills to advance your career at JDA. We encourage you to learn more at jda.com/Education.asp

JDAPerform: Our Performance Management Business Model

JDAPerform is a comprehensive Performance Management business model that reflects JDA’s active dedication to attracting and retaining world-class associates. The model flows from JDA’s vision, mission and guiding principles. It defines performance processes that allow us to measure, manage, develop and reward associate performance in support of JDA’s goals. JDAPerform reflects a customer-centric way of looking at how we work, based upon the concept of roles and competencies.

SECTION 6: Next Steps

Both companies will now start preparing the joint formal disclosure document that will be sent to their stockholders in connection with the transaction. Until that document has been filed with the SEC, we will be in a quiet period, although each company will separately issue their regular quarterly earnings in July 2004.

In the interim, we will form a communications link between the JDA and QRS executive leadership teams. Please follow the typical communications protocol within your organization to have your questions answered.

SECTION 7: Closing Message

We appreciate that a change of this magnitude can create a period of uncertainty and stress. Our companies share a commitment to work through the transitional details and any inevitable issues as efficiently and with as minimal disruption as possible.

We appreciate everyone operating in a “business as usual” mode and managing your daily priorities. In particular, we ask that you remain focused on the needs of our customers and prospects.

APPENDIX 1:	About JDA (Pre Acquisition)

ABOUT JDA SOFTWARE	JDA Software Group, Inc. is a global leader in delivering integrated software and professional services with approximately 4,500 retail, manufacturing and wholesale clients in 60 countries. By capitalizing on its market position and financial strength, JDA commits significant resources to advancing JDA Portfolio®, the industry’s leading suite of best in class products that manage and optimize demand chain processes from finished goods to customer checkout. Portfolio solutions are proven to help retailers and their suppliers improve top-and bottom-line results, operational and supply chain efficiencies and customer relations.

YEAR FOUNDED	In 1979, Jim Armstrong, Chairman of the Board for JDA, founded JDA Software Services Ltd in Canada. Jim then formed the U.S.-based JDA Software in 1985.

YEAR PUBLIC	In March 1996, JDA began trading on the NASDAQ stock exchange under symbol JDAS.

REVENUES	•	$55.2 million for the 3-month period of January 1 through March 31, 2004

	•	$207.4 million for the 12-month period of January 1 through Dec. 31, 2003

EMPLOYEES	More than 1,300 located worldwide.

JDA PORTFOLIO APPLICATIONS	Portfolio Merchandise Management™ - Corporate Headquarter / Host Transaction Systems

	•	Portfolio Merchandise Management — UNIX or Windows NT/2000, Oracle 8i

	•	Portfolio Merchandise Management System-i™ (MMS®) — IBM iSeries

(please refer to www.jda.com for more detail on each	Portfolio Store Systems™ — Point-of-sale (POS), Back Office, Store Inventory, Customer Data Tracking Solutions and Labor Management
Portfolio solution)	•	Portfolio POS™ and Portfolio BOS™ based on a next generation Web Services environment for the point of sale and back of store operations

	•	Portfolio Workforce Management™ based on Web Services environment

	•	Win/DSS® for a Windows Microsoft environment at the POS and back office

	•	Portfolio Store Portal for real-time access to functions within JDA host merchandising applications

	•	Portfolio Mobile Access for PDA or PDT connectivity to key store data and transactions

Portfolio Allocation & Replenishment™ — Computer Assisted Ordering, Forecasting, Replenishment, Inventory Optimization & Allocation Solutions

	•	Advanced Replenishment Solutions by E3®, including Advanced Warehouse Replenishment, Advanced Store Replenishment, Vendor Managed

Replenishment and Network Optimization applications (IBM iSeries, UNIX)

•	Advanced Allocation by Arthur™ (Unix/Oracle, Windows® 98/2000 & NT)

Portfolio Planning and Forecasting™ — Strategic, Financial, Assortment, Space and Floor Planning plus Category Management Solutions

•	Advanced Planning Solutions by Arthur™ including Merchandise and Assortment Planning (Unix/Oracle, Windows® 98/2000 & NT), Arthur Knowledge Base

•	RAPID Packages by Arthur™

•	Advanced Space Management Solutions by Intactix™ including Space Planning, Floor Planning, Efficient Item Assortment, Shelf Assortment and Space Automation applications (32-bit Windows®), Intactix Knowledge Base

Portfolio Business Intelligence™ — Actionable Decision Support, Enterprise Data Warehouse Solutions

•	Performance Analysis by Arthur™ (Unix/Oracle, Windows® 98/2000 & NT)

•	Performance Analysis by IDEAS™ data warehouse — IBM iSeries, Unix/Oracle, NT/Oracle, NT/SQL) and IDEAS for Advanced Warehouse Replenishment

Portfolio Advanced Optimization™ — Advanced Analytic Applications

•	JDA Intellect™ data mining technology including Demand Planning, Seasonal Profiling, Channel Clustering, Size Scaling, Advanced Demand Forecasting and Event Lift Forecasting

Portfolio Revenue Management™

•	Vendor Incentive Management™, trade allowance management (MS Windows)

•	Marketing Expense Management™ advertising & promotions management (MS Windows)

•	VistaCPG® trade funds management solution (acquired May 2003)

•	Engage® advertising, marketing and promotions software (acquired Aug. 2003)

Portfolio Collaborative Solutions™ — Collaborative Planning, Forecasting & Replenishment (CPFR®)

•	JDAMarketplace.com Internet portal

•	Marketplace Replenish™ for trading pairs to create shared, demand forecasts

•	Electronic Dynamic Agreement™ (eDA™) for trading pairs to create shared, order forecasts

•	VistaRetail® for data synchronization among trade partners

Portfolio Customer Management™

•	Portfolio Customer Relationship Management (SQL Server7 & Oracle 8i)

Portfolio Infrastructure™

•	Portfolio Framework™

•	Portfolio Registry™

•	Portfolio Knowledge Base

Client Services — Implementation, Strategic Consulting, Support & Education

•	Implementation and Strategic Consulting services including project management, design, planning, strategic business systems planning, retail intelligence, business and systems change management, risk management, benchmarking

•	Client Support and Maintenance including 24/7 help desk

•	Business Management Institute offering strategic, functional, technical and developer training courses at JDA University™

•	JDA e-Learn™ Web-based learning management system for desktop training

JDA ACQUISITIONS	Since 1998, JDA has completed the following nine acquisitions:
FROM JUNE 1998 -
JANUARY 2004	•	Assets of Timera Retail Solutions, a proven developer of integrated workforce management solutions for the retail and consumer goods industry in January 2004

	•	Assets of Engage, a provider of enterprise advertising, marketing and promotion (AMP) software solutions for retail industry in August 2003

	•	Assets of Vista Software Solutions, a provider of collaborative commerce solutions for the retail and consumer goods industry in May 2003

	•	Assets of J•Commerce, a privately held developer of Java™ point-of-sale solutions for the retailers in April 2002

	•	E3 Corporation, the global leader of inventory optimization solutions in September 2001

	•	Assets of NeoVista products, including the Decision Series data mining technology, from Accrue Software in June 2001

	•	Zapotec Software, a niche leader in the trade allowance management segment in February 2001

	•	Assets of Intactix space management solutions from Pricer AB in April 2000

	•	Assets of Arthur® Retail Business Unit from Comshare®, Inc., gaining its enterprise suite of strategic planning solutions in June 1998

OUR CLIENTS	Approximately 4,500 retail, manufacturing and wholesale clients in 60 countries; with revenues ranging from $100 million to multi-billion dollars

HEADQUARTERS & OFFICES	Headquarters: 14400 N. 87th Street, Scottsdale, AZ 85260-3649, Tel: 480-308-3000
U.S. Offices: Ann Arbor, MI; Atlanta, Georgia; Boston, MA; Chicago, Illinois; Columbus, Ohio; Dallas, Texas; Minneapolis, Minnesota; Parsippany, New Jersey; San Jose, California.

International Offices: Major cities in Australia, Brazil, Canada, Chile, Denmark, France, Germany, Italy, Japan, Malaysia, Mexico, Norway, Singapore, Spain, Sweden and the UK

APPENDIX 2:                          About QRS (Pre Acquisition)

ABOUT QRS	QRS (Nasdaq: QRSI) is a technology company that serves the global retail trading community. We offer collaborative commerce solutions that drive a new standard for global brand execution. At QRS, we manage the flow of critical commerce information and leverage our retail technology expertise to address fundamental industry challenges such as global data synchronization, mandate compliance, transaction outsourcing and global trade management. QRS solutions help over 10,000* customers expand into new markets and channels, improve operational efficiency and differentiate their brand.

YEAR FOUNDED	1988

YEAR PUBLIC	1995

REVENUES	•	$30.5 million for the 3-month period of January 1 through March 31, 2004

	•	$123.3 million for the 12-month period of January 1 through Dec. 31, 2003

EMPLOYEES	476

QRS APPLICATIONS (please refer to QRS.com for more detail)	•	QRS Exchange™ is a suite of software, networking and trading community enablement solutions that allow you and your trading partners to relay data and documents using any data format and communications method you prefer — Electronic Data Interchange (EDI) over a value-added network, EDI over the Internet (EDI-INT/AS1/AS2), XML, web forms or fax-email.

	•	QRS Catalogue™ is the North American retail industry’s leading product data synchronization application that allows marketers/manufacturers to share the latest product information — price, style, color, size, and an additional 450 product attributes — with retailers. QRS Catalogue allows you to complete orders more quickly, confirm product prices, streamline shipping and logistics, and ensure compliance.

	•	QRS IMPACT™ is a leading product information management software that offers unique solutions designed specifically for brand marketers, suppliers and retailers. By providing a single, global repository of product information within a company, QRS IMPACT ensures the on-time, accurate and relevant flow of information across departments, diverse channels and trading partners.

	•	QRS QuickSync™ is a cost-effective, easy-to-implement software solution designed exclusively for suppliers that need to comply with retailer mandates. Based on the powerful core technology of QRS IMPACT, QRS QuickSync allows suppliers to collect, manage and publish item data quickly and easily.

	•	QRS Sourcing™ is a comprehensive suite of web-based applications for ordering, managing and tracking products manufactured overseas. QRS Sourcing calculates landed costs, optimizes supplier selection, relaying changes to manufacturing partners, handling purchasing and finance, and clearing customs to ensure products get delivered on time.

	•	QRS Retail Intelligence ServicesSM collects store-level data and analyzes the information in a market context to deliver fully customized, actionable intelligence for competitive differentiation in the marketplace. These services help retail companies get reliable and up-to-date market intelligence about pricing, competitive activities, and their own in-store consumer experience.

QRS CLIENTS	QRS has more than 10,000 customers in the retail industry, including:

	•	10 of the top 10 retailers in the U.S.

	•	5 of the top 7 retailers worldwide

	•	10 of the top 10 apparel and footwear companies worldwide

	•	10 of the top 12 department stores in the U.S.

	•	9 of the top 10 supermarkets in the U.S.

SENIOR	•	Liz Fetter, President, Chief Executive Officer and Director
MANAGEMENT
TEAM	•	David Cooper, Senior Vice President, Chief Financial Officer

	•	Ray Rike, Senior Vice President, Worldwide Sales and Field Operations

	•	James G. Rowley, Senior Vice President, Global Engineering, Support & Technology and Chief Technology Officer

	•	Shak Akhtar, Vice President, Sales and Operations, Europe

	•	Stacey Giamalis, Vice President, General Counsel and Secretary

	•	Peter Hurtubise, Vice President, Product Strategy

	•	Scott Mataya, Vice President, Corporate Development

	•	Steve Mitchell, Vice President, Human Resources

HEADQUARTERS & OFFICES	Headquarters: 1400 Marina Way South, Richmond, CA 94804, Tel: 510-215-5000
Other Locations: New York; Richmond, Va.; London and Paris

APPENDIX 3: LEGAL LEGENDS

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995

This question and answer document contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein include statements about the consummation of the pending merger of JDA and QRS, future financial and operating results of the combined company and benefits of the pending merger. Factors that could cause actual results to differ materially from those described herein include: (a) JDA’s ability to leverage the QRS products to enable it to further expand its position in the demand chain market; (b) JDA’s ability to successfully integrate and market the QRS products; and (c) both companies’ ability to obtain regulatory approvals. Additional information relating to the uncertainty affecting the businesses of JDA and QRS is contained in the respective filings with the SEC. Neither JDA nor QRS is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to the specific risks identified in the proceeding paragraph, mergers involve a number of special risks, including diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses, costs related to the merger and the integration of acquired products, technologies and employees into JDA’s business and product offerings. Achieving the anticipated benefits of the pending merger will depend, in part, upon whether the integration of the acquired products, technology, or employees is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The difficulties of such integration may be increased by the necessity of coordinating geographically disparate organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The inability of management to successfully integrate the business of the two companies, and any related diversion of management’s attention, could have a material adverse effect on the combined company’s business, operating results and financial condition.

Caution Required by Certain SEC Rules

In connection with the proposed transaction, JDA will file a registration statement on Form S-4, which will include a prospectus of JDA and a joint proxy statement for each of JDA’s and QRS’ special stockholder meetings, with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND JOINT PROXY STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA and QRS with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA with the Securities and Exchange Commission may also be obtained from JDA by directing a request to JDA, Attention: G. Michael Bridge, legal counsel, 480-308-3000. Free copies of the joint proxy statement (when available) and other documents filed by QRS with the Securities and Exchange Commission may also be obtained from QRS by directing a request to QRS, Attention: Stacey Giamalis, secretary, tel: 510-210-5000.

JDA and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from JDA’s and QRS’ stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the JDA corporate secretary.

QRS and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from QRS’ and JDA’s stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the QRS corporate secretary.

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